Exhibit 99.1

China Yuchai International Updates on Sale of Shares in
Thakral Corporation Limited

Singapore, Singapore – December 14, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), refers to its announcement of December 1, 2009 in relation to proposed transactions in Thakral Corporation Limited (“TCL”) and wishes to update on the proposed placement of 550,000,000 shares in TCL out of 898,990,352 held by its wholly owned subsidiaries Venture Delta Limited (“VDL”) and Grace Star Services Ltd (”GSS”) at a price of S$0.03 per share on an ex-distribution basis (“Placement”).

CIMB–GK Securities Pte. Ltd. has been appointed sole and exclusive placement agent for the Placement and it has, since its appointment on December 4, 2009 entered into agreements with certain parties to purchase 196,000,000 shares out of the 550,000,000 shares in TCL offered in the Placement. As earlier announced, Mr. Kartar Singh Thakral and Mr. Inderbethal Singh Thakral have undertaken to subscribe for 116,000,000 shares in the Placement. The placement agent will continue on a best efforts basis, to procure purchasers for the remainder 354,000,000 shares available in the Placement.

Settlement of the purchased shares will occur after the capital reduction exercise and cash distribution of S$0.05 per issued share in the capital of TCL is completed and all distributions have been received by entitled shareholders in compliance with all applicable laws or on such other date as notified by the placement agent.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2008, GYMCL sold approximately 372,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@us.grayling.com

dixon.chen@us.grayling.com